Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

04/06/2003


03022675

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2003
WASH, D.C.
155
SECTION

SUPPL

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 04/06/2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

6/16

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

4 June 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

OPERATIONAL UPDATE

The Board of Sam's Seafood Holdings Limited ("the Company") is pleased to provide an update on the current operational activities.

1) The Company has generated over $2m export revenue in May. This is the biggest monthly export revenue ever recorded by the Company. It illustrates the Company's diverse marketing strategies and in particular its ability to sell into the export market, avoiding the negative impact of the events such as the war in Iraq and the SARS outbreak. Most of the extra export sales were made to Europe, with the USA also growing in importance.

2) Our CEO, Nick Noutsatos is embarking on a trip to USA including New York and Boston next week to promote Sam's Seafood products to a number of potential customers. He will also be further establishing the Company's ADR (American Depositary Receipt – Symbol: SMSFY.PK) programme to the local investment institutions and sophisticated investors assisted by a Denver Based firm – Friedland Capital.

3) As recently announced, the Company has progressed well with the capital raising through the Converting Preference Shares. The response to the offer has been very strong from both institutional and retail investors and the issue is expected to be closed on 20 June 2003.

4) The Company is on target to produce its full year result with projected turnover of $55m and $3m net profit after tax.

5) As a sign of confidence in the Company's future promising prospects and based on the recent activities, it is my fellow directors' intention to extend their shareholdings in Sam's Seafood.



Chairman
Grahame Denovan